VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071

November 28, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	CNI Charter Funds - File No. 333-16093 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Kimberly Browning of the staff of the Securities and Exchange Commission (the "Commission") by telephone on October 29, 2012, and November 7, 2012, regarding Post-Effective Amendment Number 52 to Registrant’s Form N-1A registration statement.  Responses to all of the comments are included below and as appropriate are reflected in Post-Effective Amendment Number 55 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

Prospectus

1.
Comment:  Confirm with respect to each Fund that all principal investment strategies and principal risks are disclosed in response to Item 4 of Form N-1A (i.e., in the summary section of the prospectus).  If this is not the case, revise accordingly.

Response:  City National Asset Management, Inc. (the “Adviser”) confirms all principal investment strategies and risks are disclosed in response to Item 4 of Form N-1A for each Fund.

2.
Comment:  In the “Fees and Expenses of the Fund” table for each Fund, delete the statement “You pay no transaction fees for buying or selling shares of the Fund.”  This statement is not permitted by Item 4 of Form N-1A.

Response:  The disclosure has been deleted as requested.

3.
Comment:  In the “Fees and Expenses of the Fund” table for each Fund, if for any class “None” is listed in the line item for “Distribution (12b-1) Fee,” confirm that the Fund does not have a Rule 12b-1 distribution plan in place for such class of such Fund.  If a distribution plan is in place with respect to such class of such Fund and the Board has adopted a resolution not to implement the plan at this time, change the fee table line item to “0%.”

Response:   The Registrant confirms the Funds do not have a 12b-1 distribution plan for Servicing Class or Institutional Class shares.

4.
Comment:  All principal investment strategies must be disclosed in response to Item 4 of Form N-1A.  When disclosing the principal investment strategies and investment types for each Fund, replace any open-ended terms like “such as” or “for example” with inclusive terms such as “consisting of.”

Response:  The disclosure has been revised as requested.

5.	Comment: With respect to each Money Market Fund, confirm that all Rule 2a-7 disclosure requirements are met, or revise the disclosure accordingly.

Response:  The Registrant confirms all disclosures related to the Money Market Funds are consistent with Rule 2a-7.

6.	Comment: For each Fund confirm that the disclosure of the Fund’s performance is in accordance with Item 4 of Form N-1A or revise accordingly.

Response:   Each Fund’s “Performance” section has been revised for consistency with Item 4(b)(2) as requested.

7.
Comment:  For each Fund that invests in securities issued by U.S. government agencies and instrumentalities, confirm that each such agency and instrumentality (e.g., Fannie Mae, Freddie Mac, etc.) in which the Fund invests as a principal investment strategy is listed, as well as the attendant risks.

Response:  The Adviser has confirmed that each Fund that invests in securities issued by U.S. government agencies and instrumentalities as a principal investment strategy includes the requested disclosure.

8.
Comment:  The principal investment strategy disclosure for the Prime Money Market Fund states that the Fund may invest in shares of other investment companies that invest exclusively in the same types of securities as the Fund.  Confirm that this is permissible under Rule 2a-7.  If so, disclose the maximum percentage of the Fund’s assets that may be invested in other investment companies, disclose the attendant risks, and confirm that the Fund’s “acquired fund fees and expenses” have been properly disclosed.

Response:  The Registrant has confirmed that investment in shares of other money market funds is permissible under Rule 2a-7.  However, the Adviser has confirmed that such investments are not a principal investment of the Fund.  As a result, the disclosure has been removed from the “Principal Investment Strategies” section.

9.	Comment: For each Fund, in the “Purchase and Sale of Fund Shares” section, delete any disclosure that is not required or permitted by Item 6 of Form N-1A.

Response:  The disclosure has been revised as requested.

10.
Comment:  With respect to each of the California Tax Exempt Money Market Fund and California Tax Exempt Bond Fund, disclose whether there are any possible concentration issues (e.g., in connection with municipal securities related to financing of similar endeavors or projects), and consider whether any such issues may cause the Fund to be out of compliance with its concentration policy.

Response:  With respect to the California Tax Exempt Money Market Fund, the Fund’s fundamental policy is to not concentrate its assets in any one industry or group of industries.  The fundamental policy, however, notes that the restriction is not applicable to municipal securities in any of the following categories: public housing; general obligations of states and localities; state and local finance authorities or municipal utilities systems.  With respect to the California Tax Exempt Bond Fund, the Fund’s fundamental policy is to not concentrate its assets in any one industry or group of industry.  The California Tax Exempt Bond Fund considers municipal securities when complying with this limitation.

11.
Comment:  Because the prospectus states that the California Money Market Fund may invest in securities subject to the federal alternative minimum tax (the “AMT”) (although the Fund’s adviser does not currently intend to do so), disclose in the SAI that the Fund may make such investments.  Confirm the Registrant’s awareness of its obligation to supplement the prospectus if its current intention not to invest in such securities changes.

Response:  The Adviser has confirmed that the Fund still does not intend to invest in securities subject to the AMT.  The Registrant notes the discussion of the California Money Fund in the “Investment Techniques and Risk Considerations” section of the SAI currently states:

The California Money Fund may invest, under normal conditions, up to 20% of its net assets in (1) municipal securities the interest on which is a preference item for purposes of the AMT (although the California Money Fund has no present intention of investing in such securities), and (2) taxable investments. (emphasis added)

The Registrant confirms its awareness of its obligation to supplement the prospectus if its current intention not to invest in such securities changes.

12.
Comment:  With respect to the California Money Market Fund, enhance the disclosure regarding “California Risk Factors” in the principal risk section.  If concentration risk is an issue, make appropriate disclosures.

Response:  The “California Risk Factors” disclosure has been revised as follows:

California Risk Factors – The Fund may be subject to greater risks than other tax exempt money market funds that are diversified across issuers located in a number of states.  The Fund is vulnerable to adverse economic, political or other events that may lessen the ability of California municipal securities issuers to pay interest and principal on their securities.  Poor statewide or local economic results, changing political sentiments, legislation, policy changes or voter-based initiatives at the state or local level, erosion of the tax base or revenues of the state or one or more local governments, seismic or other natural disasters, or other economic or credit problems affecting the state generally or a particular issuer may reduce tax revenues and increase the expenses of California municipal issuers, making it more difficult for them to meet their obligations. Actual or perceived erosion of the creditworthiness of California municipal issuers may also reduce the value of the Fund’s holdings.

As noted in response to Comment 10, the Fund does not believe concentration risk to be an issue.

13.
Comment:  With respect to the California Money Market Fund, enhance the disclosure regarding “Taxes” in the principal risk section.  State that if the Fund is required to make defensive investments, it may generate taxable income.  Currently, the disclosure states that some of the Fund’s income may be subject to AMT.  Clarify the circumstances in which this might occur.

Response:  The “Taxes” disclosure has been revised as follows:

Taxes – Although one of the Fund’s goals is to provide income exempt from federal and California state personal income taxes, some of its income may be subject to the AMT.  If certain types of investments the Fund buys as tax-exempt are later ruled to be taxable, a portion of the Fund’s income could become taxable.

In addition, the following sentence has been added to the end of the “Defensive Investments” disclosure:

If the Fund makes defensive investments, it may generate taxable income.

With respect to the disclosure regarding income subject to the AMT, the Registrant notes the disclosure states the Fund has no present intention of investing in such securities.

14.
Comment:  In the “Fees and Expenses of the Fund” table for each Fund, contractual expense limitations may only be disclosed if each such contract is effective for at least one year from the effective date of the prospectus.  Revise each such date or remove the disclosure from the fee table.  Note that this will affect the expense example.

Response:  After consultation with the Board, the Adviser has decided to convert all contractual expense limitation arrangements limiting total annual operating expenses to voluntary arrangements.  The contractual expense limitation arrangements with respect to (i) the 10 basis point reduction of the advisory fee for the Diversified Equity Fund, and (ii) the shareholder servicing fees for Class N shares will be extended until January 28, 2014, and the disclosure has been revised accordingly.  The disclosure related to the contractual expense limitations that will be converted to voluntary arrangements has been removed.

15.	Comment: In the “Fees and Expenses of the Fund” table for each Fund, confirm that if no “Acquired Fund Fees and Expenses” line item is included, none is required.

Response:  The Registrant confirms “Acquired Fund Fees and Expenses” for each Fund are either disclosed in the fee tables when appropriate or not required to be disclosed.

16.
Comment:  Confirm that all contractual fee waiver agreements have been filed as an exhibit to an amendment to the Registrant’s registration statement, or have been incorporated by reference.  If not, explain how this will be rectified.

Response:  Forms of the prior contractual fee waiver arrangements have previously been filed (see Registrant’s 485(b) filing on December 16, 2011).  Updated versions of the contractual fee waiver arrangements for the current year will be included in the post-effective amendment filed concurrently with this correspondence.

17.
Comment:  Disclose whether the Limited Maturity Fixed Income Fund can invest in unrated bonds as a principal investment strategy.  If it may do so as a non-principal investment strategy, disclose this in the SAI.  In either case, state who will evaluate the bonds (e.g., determine they are of comparable quality to the ratings described in the disclosure).

Response:  The Adviser has confirmed that investing in unrated bonds is not an investment strategy of the Limited Maturity Fixed Income Fund.

18.
Comment:  At least 80% of the Limited Maturity Fixed Income Fund’s net assets may invest in fixed income securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, money market instruments and non-convertible securities of U.S. companies.  Disclose the test used to define a “U.S. company.”  This may be disclosed in response to Item 9 of Form N-1A (e.g., after the summary section).  Does the Fund use the 50% test described in footnote 24 of the adopting release related to Rule 35d-1?

Response:  The following has been added to the “Principal Investment Strategies” section:

For purposes of the Fund’s 80% policy, fixed income securities of U.S. companies include securities issued by an issuer that is domiciled in the United States; conducts a majority of its business in the United States; or is listed in the Barclays Capital Intermediate U.S. Government/Credit Index (the “Index”) at the time of purchase, or will be listed in the Index.

19.
Comment:  The “Principal Investment Strategies” section for the Limited Maturity Fixed Income Fund, Corporate Bond Fund, California Tax Exempt Bond Fund and Full Maturity Fixed Income Fund states that each Fund may retain a security after it has been downgraded below the minimum credit rating if the Fund’s investment adviser determines that doing so is in the best interests of the Fund.  For each Fund that makes such disclosure, disclose whether there is any minimum credit rating limit applicable to such investments, and confirm that all attendant risks are disclosed, including whether the Fund could be subject to adverse economic effects such as those related to junk bonds and defaults, and whether the Fund could have a substantial holding of junk bonds and/or defaults.  State whether such holdings comprise a principal investment strategy.

Response:  The Adviser has confirmed that there is no minimum credit rating limit for downgraded securities, although investment in such securities is not considered a principal investment strategy for these Funds.  The disclosure for each Fund has been updated as follows:

The Fund may retain a security after it has been downgraded to any rating below the minimum credit rating if City National Asset Management, Inc. (“CNAM”), the Fund’s investment adviser, determines that doing so is in the best interests of the Fund.

20.
Comment:  The “Principal Investment Strategies” section for the Limited Maturity Fixed Income Fund states that the securities in which the Fund invests may have fixed, variable or floating interest rates, as well as varying principal repayment and interest rate reset terms.  Add similar disclosure about the types of terms that apply to dividend payments.

Response:  The Fund invests primarily in fixed income securities.  Because dividends are paid on equity securities, which are not a part of the Fund’s principal investment strategy, we respectfully decline to include additional disclosure with respect to dividend payments.

21.
Comment:  The “Principal Investment Strategies” section for the Limited Maturity Fixed Income Fund includes a statement that securities issued by government sponsored agencies may not be guaranteed or insured by the U.S. Government.  Delete this statement, as it is a statement of a risk, rather than a strategy.

Response:  The disclosure has been deleted as requested.

22.
Comment:  The “Principal Investment Strategies” section for the Limited Maturity Fixed Income Fund states that at least 80% of the Limited Maturity Fixed Income Fund’s net assets consists of fixed income securities with “limited maturity,” i.e., a maturity of less than five years.  Disclose the source of this definition (e.g., the Fund or the Fund’s adviser).

Response:  The third paragraph of the “Principal Investment Strategies” section has been revised as follows:

At least 80% of the Limited Maturity Fund’s net assets consists of fixed income securities with “limited maturity~~,~~.” ~~i.e.,~~ This investment strategy may be changed at any time, with 60 days’ prior notice to shareholders.  CNAM considers “limited maturity” to mean a maturity of less than five years.  ~~This investment strategy may be changed at any time, with 60 days’ prior notice to shareholders.~~ There is no limit on the maturities of individual securities.  CNAM actively manages the average duration of the Fund’s portfolio and determines which securities to purchase or sell in accordance with its analysis of prevailing interest rates and yields, the quality and value of particular securities, and the comparative risks and returns of alternative investments.

23.
Comment:  For each Fund subject to an 80% test pursuant to Rule 35d-1, disclose whether the Fund employs any principal investment strategies with respect to the remaining 20% of the Fund’s net assets.  If so, confirm such strategies are disclosed.

Response:  The Adviser confirms all principal investment strategies and risks are disclosed in response to Item 4 of Form N-1A for each Fund.

24.
Comment:  In the “Average Annual Total Returns” table for each Fund, move the disclosure “Reflects no deduction for fees, expenses or taxes” from footnotes to the fee table itself (at the end of each line item listing a Fund’s benchmark index), as applicable.

Response:  Each table has been revised as requested.

25.
Comment:  Certain Funds, such as the Limited Maturity Fixed Income Fund, include in the footnotes to the “Average Annual Total Returns” table a statement disclosing the commencement of the measurement period used in computing the returns of the benchmark index for the since inception period.  Consider moving this information from a footnote to the body of the table.

Response:  The Registrant respectfully declines to move this information to the body of the table, as it believes including the information in the body of the table will make the table confusing and difficult to read.

26.
Comment:  With respect to the Government Bond Fund, disclose the credit quality ratings applicable to the Fund’s holdings, whether the Fund can invest in unrated securities, and if so, who evaluates such unrated securities.  In response to Item 9 of Form N-1A, state the source of the credit quality ratings used.

Response:  The following has been added as the last sentence of the first paragraph of the Government Bond Fund’s “Principal Investment Strategies” section:

The Fund typically invests in securities rated investment-grade by Standard & Poor’s, Moody’s Investors Services and/or Fitch Ratings, or unrated securities considered to be of equivalent quality by City National Asset Management, Inc. (“CNAM”), the Fund’s investment adviser.

27.	Comment: Confirm for each Bond Fund that the applicable measurement for evaluating the Fund’s portfolio holdings is disclosed (e.g., duration, maturity).

Response:  We confirm each Bond Fund discusses either its anticipated duration or maturity in the applicable “Principal Investment Strategies” section.

28.	Comment: If the Corporate Bond Fund’s investments in international companies include those in emerging markets, add appropriate disclosure.

Response:  Appropriate disclosure has been added to the “Principal Investment Strategies” and “Principal Risks of Investing in the Fund” sections.

29.
Comment:  Disclose whether the Corporate Bond Fund’s investments in international securities will include ADRs.  If so and if such investments are a principal investment strategy, make the appropriate disclosures, including the attendant risks (e.g., ADRs may be sponsored, unsponsored, unrated, etc.).

Response:  The Adviser has confirmed that investment in ADRs is not a principal investment strategy of the Corporate Bond Fund.

30.
Comment:  The principal investment strategies disclosure for the California Tax Exempt Bond Fund includes the following statement “The municipal bond obligations in which the Fund invests include general obligation bonds, revenue bonds, notes and obligations issued by the State of California and its agencies, by various counties, cities and regional or special districts in California, and by various other sectors in the municipal bond market.” (emphasis added).  Clarify which other sectors in the municipal bond market comprise principal investments for the Fund.

Response:  The phrase “and by various other sectors in the municipal bond market” has been deleted.

31.
Comment:  The principal investment strategies disclosure for the California Tax Exempt Bond Fund states that the Fund may invest in shares of money market mutual funds whose objectives are consistent with the Fund’s objectives.  Clarify whether such investments are limited to California money market funds (that are therefore also subject to the 80% test pursuant to Rule 35d-1).  If this is not the case, clarify how the Fund can ensure compliance with the 80% test pursuant to Rule 35d-1. Further, if such investments are principal investments for the Fund, add disclosure to the principal risk section regarding the Fund’s investment in other money market funds, including the payment of duplicative fees.  If such investments are not principal investments, remove them from the principal strategy disclosure.

Response:  The Adviser has confirmed that investment in California money market funds for cash sweep purposes is a principal investment strategy of the Fund.  As a result, the last sentence of the first paragraph of the “Principal Investment Strategies” section has been revised as follows:

The Fund may also invest in short-term tax exempt commercial paper, floating rate notes or shares of money market mutual funds whose objectives are consistent with the Fund’s objectives (i.e., money market funds that invest primarily in securities the interest from which is expected to be exempt from federal and California state personal income taxes).

In addition, the following has been added to the “Principal Risks of Investing in the Fund” section:

Underlying Funds – To the extent the Fund invests in other funds, the risks associated with investing in the Fund are closely related to the risks associated with the securities and other investments held by the underlying funds.  The ability of the Fund to achieve its investment goal depends in part upon the ability of the underlying funds to achieve their investment goals.  The underlying funds may not achieve their investment goals.  In addition, by investing in the Fund, shareholders indirectly bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses.

32.
Comment:  The principal investment strategies disclosure for the California Tax Exempt Bond Fund states that the average duration of the Fund’s portfolio typically ranges from three to eight years.  Clarify why the term “typically” is used and explain the circumstances in which the average duration may be outside of this range (e.g., for emergency purposes, if the markets dramatically decline, etc.).

Response:  The average duration may be outside the three to eight year range due to an unusually large addition or redemption to the Fund.  The disclosure has been revised as follows:

The average duration of the Fund’s portfolio typically ranges from three to eight years, but may vary due to unusually large purchases or redemptions of the Fund’s shares.

33.
Comment:  The “Principal Investment Strategies” section for the Full Maturity Fixed Income Fund states that at least 80% of the Full Maturity Fixed Income Fund’s net assets consists of fixed income securities with “full duration,” i.e., duration ranging from that of the bonds included in the Barclays Capital U.S. Intermediate Government/Credit Bond Index, which had an average duration of 3.94 years as of September 30, 2011, to that of the bonds included in the Barclays Capital U.S. Aggregate Bond Index, which had an average duration of 4.96 years as of September 30, 2011.  Disclose the source of this definition (e.g., the Fund or the Fund’s adviser).

Response:  The third paragraph of the “Principal Investment Strategies” section has been revised as follows:

At least 80% of the Full Maturity Fund’s net assets consists of fixed income securities with “full duration~~,~~.” ~~i.e.,~~ This investment strategy may be changed at any time, with 60 days’ prior notice to shareholders.  CNAM considers “full duration” to mean duration ranging from that of the bonds included in the Barclays Capital U.S. Intermediate Government/Credit Bond Index, which had an average duration of 3.94 years as of September 30, 2011, to that of the bonds included in the Barclays Capital U.S. Aggregate Bond Index, which had an average duration of 4.96 years as of September 30, 2011. ~~This investment strategy may be changed at any time, with 60 days’ prior notice to shareholders.~~ Duration is a weighted measure of the length of time required to receive the present value of future payments, both interest and principal, from a fixed income security.  Each of the Fund’s sub-advisers actively manages the average duration of the portion of the Fund’s investments that it manages and determines which securities to purchase or sell in accordance with its individual analysis of prevailing interest rates and yields, the quality and value of particular securities, and the comparative risks and returns of alternative investments. The maturities of the securities held by the Fund are generally less than five years.

34.	Comment: Given the upper limit of the range of duration for the Full Maturity Fixed Income Fund (i.e., 4.96 years), consider whether the term “Full Maturity” in the Fund’s name is misleading.

Response:  The term “Full Maturity” represents the Fund’s ability to invest in the full range of maturities in the fixed income market.  Although the Fund has a duration limit, the term “Full Maturity” is not meant to represent a specific duration or maturity term.  As a result, the Adviser believes the Fund’s name is appropriate and not misleading.

35.
Comment:  The “Principal Investment Strategies” section for the High Yield Bond Fund states that the Fund’s fixed income investments include convertible securities.  Clarify what such investments may be converted into, and disclose risks associated with such investments in response to Item 9 of Form N-1A.

Response:  The following parenthetical has been added following the term “convertible securities” in the Principal “Investment Strategies” section: “(securities that may be exchanged, at the option of the holder, for equity securities).”  In addition, disclosure discussing convertible securities has been added to the “Principal Risks of Investing in the Fund” section.

36.
Comment:  The “Principal Investment Strategies” section for the High Yield Bond Fund states that the Fund’s fixed income investments include debt securities issued by foreign government and their agencies.  Clarify whether such investments include those of emerging market countries (as a principal or non-principal strategy).  If such investments do not include those of emerging market countries, confirm this in Registrant’s response.

Response:  The Adviser has confirmed that investment in debt securities issued by emerging market issuers is not a principal strategy of the Fund.

37.
Comment:  Add disclosure to the “Principal Investment Strategies” section for the High Yield Bond Fund regarding the Fund’s ability to continue to hold investments that are downgraded below the Fund’s minimum required credit rating after the time of investment, similar to the disclosure included for other fixed income Funds.

Response:  The following has been added to the Fund’s “Principal Investment Strategies” section:

The Fund may retain a security after it has been downgraded below the minimum credit rating if City National Asset Management, Inc. (“CNAM”), the Fund’s investment adviser, determines that doing so is in the best interests of the Fund.

38.
Comment:  The SAI indicates that the Multi-Asset Fund may engage in short sales as a non-principal investment strategy.  Confirm that any expenses related to short sales are included in “Other Fund Expenses” in the Fund’s “Annual Fund Operating Expenses” table and are de minimis.  If such expenses are not de minimis, disclose such expenses in a separate line in the table and consider whether disclosure regarding short sales should be included in the prospectus as a principal investment strategy.

Response:  The Registrant confirms that the Multi-Asset Fund currently does not incur expenses related to short sales.

39.
Comment:  In the “Annual Fund Operating Expenses” table for the Multi-Asset Fund, add a footnote indicating that the line item for “Acquired Fund Fees and Expenses” does not include expenses related to hedge funds or REITs and estimate the amount of such expenses.

Response:  The Registrant confirms that the Multi-Asset Fund currently does not hold investments in hedge funds or REITs and therefore respectfully declines to include the requested footnote.

40.
Comment:  The “Principal Investment Strategies” section for the Multi-Asset Fund states that the Fund invests all or “a substantial portion” of its assets in other mutual funds or exchange-traded funds.  The term “a substantial portion” is not plain English and should be replaced with a term such as “a primary portion” or “a principal portion.”

Response:  The term “a substantial portion” has been replaced with “a principal portion.”

41.
Comment:  The second paragraph of the “Principal Investment Strategies” section for the Multi-Asset Fund states that the Fund “invests in a diversified portfolio, including but not limited to direct investments in the following asset classes and investments in underlying funds which invest in these asset classes” (emphasis added) and then lists various types of investments.  The phrase “including but not limited to” is open-ended and should be replaced with an inclusive phrase such as “consisting of,” and all principal investment types much be disclosed.

Response:   The phrase “including but not limited to” has been replaced with “consisting of” as requested.

42.
Comment:  The list of investments in which the Multi-Asset Fund invests includes corporate debt securities of U.S. and foreign companies of all ratings, including below investment grade ratings.  Add disclosure indicating that such investments are commonly known as junk bonds.

Response:  The fourth bullet point in the “Principal Investment Strategies” section has been revised as follows:

Corporate debt securities of U.S. and foreign companies (including emerging market companies) of all ratings (including below-investment grade ratings (commonly referred to as “junk bonds”)), such as bonds, notes, convertible securities, mortgage-backed and asset-backed instruments, corporate commercial paper, debentures, convertible and preferred securities and zero coupon obligations;

43.
Comment:  The list of investments in which the Multi-Asset Fund invests includes options.  Indicate what type of options the Fund will invest in as a principal strategy (e.g., puts, calls, etc.).  Ensure the attendant risks are disclosed.  Confirm in Registrant’s response that it meets the disclosure requirements set forth in the letter from Barry Miller of the SEC staff to the Investment Company Institute dated July 30, 2010.  In Registrant’s response confirm that such investments will be made for hedging purposes only, or revise the prospectus disclosure to state the purposes of such investments (e.g., leverage or speculative purposes).

Response:  The Adviser has confirmed that derivative investments are not a principal investment strategy of the Fund.  As a result, the discussion with respect to derivatives has been removed from the “Principal Investment Strategies” and “Principal Risks of Investing in the Fund” sections.

44.	Comment: In the Multi-Asset Fund’s risk disclosure for underlying funds, add disclosure about the payment of duplicative fees.

Response:  The following has been added as the last sentence of the “Underlying Funds” disclosure:

In addition, by investing in the Fund, shareholders indirectly bear fees and expenses charged by the underlying funds in addition to the Fund’s direct fees and expenses.

45.	Comment: In the Multi-Asset Fund’s risk disclosure for derivatives, add disclosure about the specific derivatives in which the Fund invests.

Response:  As noted in the response to Comment 43 above, the Adviser has confirmed that derivative investments are not a principal investment strategy of the Fund and, as a result, the discussion with respect to derivatives has been removed from the “Principal Investment Strategies” and “Principal Risks of Investing in the Fund” sections.

46.
Comment:  With respect to the Multi-Asset Fund’s investments in hedge funds, disclose that such investments may only comprise up to 10% of the Fund’s net assets, and that such investments will be considered as illiquid for purposes of determining the Fund’s compliance with the 15% limitation on illiquid investments.

Response:  The requested disclosure has been added to the “Hedge Funds” discussion in the “More about the Fund’s Risk” section.

47.
Comment:  In the “Portfolio Turnover” disclosure for the U.S. Core Equity Fund, delete the statement “The Fund is newly-created and, as a result, does not yet have a portfolio turnover rate.”  This statement is not permitted or required by Item 3 of Form N-1A.

Response:  The disclosure has been deleted as requested.

48.
Comment:  Consider whether including “Equity” in the U.S. Core Equity Fund’s name is misleading if at least 80% of the Fund’s net assets consists of common stock of companies, rather than equities generally.

Response:  The Registrant does not believe the Fund’s name is misleading.  The Fund invests at least 80% of its net assets in common stock, which are a type of equity security.

49.	Comment: Add disclosure regarding the basis for the ranges of large capitalization and middle capitalization companies, similar to the disclosure for the Diversified Equity Fund.

Response:  Disclosure similar to the Diversified Equity Fund has been included in the U.S. Core Equity Fund disclosure with respect to capitalization ranges.

50.
Comment:  The third paragraph in the “Principal Investment Strategies” section for the U.S. Core Equity Fund incudes the statement “CNAM seeks to manage the portfolio’s overall risk characteristics to be similar to those of the S&P 500 Index.”  Explain in plain English what this means.

Response:  The sentence has been replaced with the following disclosure:

CNAM seeks to manage the portfolio’s risk characteristics to be similar to those of the S&P 500 Index. CNAM constructs the portfolio to closely resemble the S&P 500 Index with respect to factors such as market capitalization, earnings per share growth rates, return on equity, price to earnings, price to book and other commonly recognized portfolio characteristics.

51.
Comment:  Review the “More about the Multi-Asset Fund” disclosure and confirm that all principal investment strategies and risks described are also disclosed in response to Item 4 of Form N-1A (i.e., in the summary section).

Response:  We confirm all principal investments and risks described in the “More about the Multi-Asset Fund” disclosure are summarized in the Item 4 disclosure.

52.	Comment: In the “More about the Multi-Asset Fund” disclosure clarify whether the disclosures refer to principal or non-principal investment strategies.

Response:  A sub-heading “More about the Principal Investment Strategies” has been added below the heading “More about the Multi-Asset Fund.”

53.
Comment:  The “Pricing of Fund Shares” disclosure indicates that the NAVs for the Money Market Funds are calculated “usually” at specified times.  Explain why the term “usually” is used, and how this complies with Rule 22 under the 1940 Act.

Response:  The term “usually” is included to consider days when markets close earlier than normal (e.g., certain days before holidays).

54.
Comment:  The “Pricing of Fund Shares” disclosure includes a statement that “The Funds reserve the right to open for business on days the NYSE is closed but the Federal Reserve Bank of New York is open.”  Explain the authority for this statement.

Response:  It is our understanding the Staff has issued this comment to other money market funds and, after discussions, has permitted money market funds to reserve the right to open for business on days the NYSE is closed due to emergencies or other unanticipated events.  As a result, the disclosure has been revised as follows:

The Funds reserve the right to open for business on days the NYSE is closed due to an emergency or other unanticipated event, but the Federal Reserve Bank of New York is open.

55.
Comment:  The “Pricing of Fund Shares” disclosure includes a statement that “On any business day when the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the securities markets close early, each Money Market Fund and Bond Fund reserves the right to close at or prior to the closing time recommended by SIFMA.”  Explain whether this is permissible under Rule 22 under the 1940 Act.

Response:  It is our understanding the Staff has issued this comment to other money market funds and, after discussions, has permitted money market funds to reserve the right to  close early on days SIFMA recommends that the securities markets close early due to emergencies or other unanticipated events.  As a result, the disclosure has been revised as follows:

On any business day when the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the securities markets close early due to an emergency or other unanticipated event, each Money Market Fund and Bond Fund reserves the right to close early ~~at or prior to the closing time recommended by SIFMA~~.

56.
Comment:  With respect to the fact that a shareholder may be required to transmit its purchase, redemption or exchange request to its Authorized Institution before the applicable Fund’s deadline, as disclosed in the “Pricing of Fund Shares” disclosure, the disclosure includes a statement that “This allows your Authorized Institution time to process your request and transmit it to the appropriate Fund before the trading deadline.”  Consider deleting this sentence as it is confusing.  The prospectus should make clear that a shareholder will have fulfilled its obligations by submitting its request in good order to its Authorized Institution by the required deadline.

Response:  The disclosure has been deleted as requested.

57.
Comment:  The “Calculation of NAV” section includes a statement that “If market prices are not readily available or considered to be unreliable, fair value prices may be determined by the Funds’ Fair Value Committee.”  Clarify who will determine whether market prices are unreliable.

Response:  The second sentence of the second paragraph of the “Calculation of NAV” section has been revised as follows:

If market prices are not readily available or considered to be unreliable by the Adviser, fair value prices may be determined by the Funds’ Fair Value Committee.

Statement of Additional Information

58.	Comment: Confirm all non-principal risks and strategies of each Fund are disclosed in the SAI, or revise the disclosure accordingly.

Response:  The Adviser confirms all non-principal risks and strategies of each Fund are disclosed in the SAI.

59.
Comment:  Confirm all principal and non-principal risks and strategies are clearly labeled as such, and that all principal strategies and risks for each Fund are disclosed in the prospectus in accordance with Items 4 and 9 of Form N-1A.

Response:  Each type of investment described in the “Permitted Investments” section is identified as either a principal or non-principal strategy of the Funds, as applicable.  The Registrant confirms all principal strategies and risks for each Fund are disclosed in the prospectus.

60.
Comment:  In the ninth fundamental investment restriction applicable to the Money Market Funds, consider deleting the disclosure that a Fund will not “borrow for leverage purposes” since each Fund may only borrow money as a temporary measure for extraordinary or emergency purposes.

Response:   The requested change has not been made as changing a fundamental policy would require shareholder approval.

61.
Comment:  In the tenth fundamental investment restriction applicable to the Money Market Funds, consider whether use of the phrase “except as otherwise noted in this SAI” results in the incorporation by reference of the SAI into the fundamental investment restrictions.

Response:  The phrase “except as otherwise noted in this SAI” refers to situations when the Money Market Funds may “write, purchase or sell puts, calls or combinations thereof.”  We do not believe the disclosure, as written, results in the incorporation by reference of the SAI into the fundamental investment restrictions.

62.
Comment:  In the second fundamental investment restriction applicable to the Government Bond Fund, Corporate Bond Fund, California Bond Fund, High Yield Bond Fund, U.S. Core Equity Fund, Large Cap Value Fund and Large Cap Growth Fund, insert “or group of industries” after “in the same industry.”

Response:  The disclosure has been added as requested.

63.
Comment:  With respect to the third fundamental investment restriction applicable to the Government Bond Fund, Corporate Bond Fund, California Bond Fund, High Yield Bond Fund, U.S. Core Equity Fund, Large Cap Value Fund and Large Cap Growth Fund, explain whether any Fund can invest in reverse repurchase agreements and if so, up to what percentage of the Fund’s assets may be so invested.  This disclosure may be added after the list of investment restrictions.

Response:  The Adviser confirms that the Government Bond Fund, Corporate Bond Fund, California Bond Fund, High Yield Bond Fund, U.S. Core Equity Fund, Large Cap Value Fund and Large Cap Growth Fund do not intend to invest in reverse repurchase agreements.

64.
Comment:  With respect to the fourth fundamental investment restriction applicable to the Government Bond Fund, Corporate Bond Fund, California Bond Fund, High Yield Bond Fund, U.S. Core Equity Fund, Large Cap Value Fund and Large Cap Growth Fund, add disclosure regarding the Funds’ securities lending policy and explain what happens with respect to a Fund’s voting rights with respect to any portfolio security it lends.

Response:  As noted in the “Lending of Portfolio Securities” disclosure, while securities are loaned, the Funds will have the ability to recall securities in order to exercise voting rights with respect to those securities.  Because this disclosure is currently included in the SAI, we respectfully decline to include additional disclosure.

65.
Comment:  In the first non-fundamental investment restriction applicable to the Government Bond Fund, Corporate Bond Fund, California Bond Fund, High Yield Bond Fund, U.S. Core Equity Fund, Large Cap Value Fund and Large Cap Growth Fund, articulate the Funds’ fundamental limitation on borrowing, rather than simply referring to the limitation.

Response:  The Registrant respectfully declines to make the requested change as it does not believe it is necessary to repeat the information currently included in the fundamental limitation on borrowing.

66.
Comment:  In the fourth non-fundamental investment restriction applicable to the Government Bond Fund, Corporate Bond Fund, California Bond Fund, High Yield Bond Fund, U.S. Core Equity Fund, Large Cap Value Fund and Large Cap Growth Fund, which refers to the Funds’ ability to invest in securities of other investment companies, explain the applicable legal requirements under the 1940 Act, either in a footnote or an additional paragraph.

Response:  Because relevant information is currently included in the “Investment Company Shares” disclosure, the Registrant respectfully declines to include additional disclosure.

67.
Comment:  In the 11th fundamental investment restriction applicable to the Limited Maturity Fixed Income Fund, Full Maturity Fixed Income Fund, Diversified Equity Fund and Socially Responsible Equity Fund, clarify that permitted borrowings may not exceed 33 1/3% of a Fund’s assets.

Response:  No additional disclosure has been added to the 11th fundamental investment restriction.  Pursuant to the first fundamental investment restriction, permitted borrowings by a Fund may not exceed 10% of its total assets.

68.
Comment:  In the third non-fundamental investment restriction section applicable to the Limited Maturity Fixed Income Fund, Full Maturity Fixed Income Fund, Diversified Equity Fund and Socially Responsible Equity Fund, insert “(plus borrowings for investment purposes)” after “value of its net assets.”

Response:  The disclosure has been added as requested.

69.
Comment:  The disclosure following the non-fundamental investment restrictions applicable to the Limited Maturity Fixed Income Fund, Full Maturity Fixed Income Fund, Diversified Equity Fund and Socially Responsible Equity Fund indicates that each of the foregoing percentage limitations applies at the time of purchase, except with respect to the limitation on investing in illiquid securities.  Add similar disclosure with respect to borrowing by the Funds.

Response:  The disclosure has been revised as follows:

Each of the foregoing percentage limitations (except with respect to the ~~limitation~~ limitations on borrowing and investing in illiquid and not readily marketable securities) applies at the time of purchase. If, subsequent to the Fund’s purchase of an illiquid security, more than 15% of the Fund’s net assets are invested in illiquid securities because of changes in valuations, the Fund will, within a reasonable time, dispose of a portion of such holding so that the above set-forth limit will not be exceeded.

70.
Comment:  In the “Policies of Affiliated Underlying Funds” section under “Investment Restrictions - Multi-Asset Fund,” clarify that the Multi-Asset Fund looks through to the holdings of affiliated underlying funds when ensuring compliance with the Multi-Asset Fund’s investment restrictions.

Response:  The disclosure has been added as requested.

71.
Comment:  In the disclosure regarding the qualifications of the Trust’s Trustees, delete the disclosure that the summaries set forth as to the qualifications, attributes and skills of the Trustees “do not constitute holding out the Board or any Trustee as having any special expertise or experience…” because it refutes the preceding disclosure.

Response:  The disclosure has been deleted as requested.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP